SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of July, 2007

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X       Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Notice - AERO REPUBLICA AIRCRAFT OVERRUNS RUNWAY IN SANTA MARTA, COLOMBIA

AERO REPUBLICA AIRCRAFT OVERRUNS RUNWAY IN SANTA MARTA, COLOMBIA

Panama City, Panama - July, 17, 2007/ -- Copa Holdings S.A. informs that Flight #7330 of its Colombian subsidiary AeroRepublica overran the runway on arrival at the Simon Bolivar International Airport in the city of Santa Marta, Colombia, on Tuesday July 17, 2007. This incident occurred at approximately 3:10p.m. local time.

The flight departed from Cali, Colombia with 59 people: 54 passengers and 5 flight crew members. Nine people, including seven passengers and two crew members, sustained minor injuries. Aero Republica’s personnel is currently providing all the necessary medical and logistical assistance to its passengers.

Aero Republica’s EMBRAER-190 aircraft (tail #4455), which entered into service on January 17, 2007, sustained damage which will be assessed.

About Copa Holdings

Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of passenger and cargo service. Copa Airlines currently offers approximately 116 daily scheduled flights to 38 destinations in 21 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines. Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Cali, Cartagena and Medellin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)
Date: 07/17/2007	By:	/s/ Victor Vial
Name: Victor Vial Title: CFO